                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K




                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.


                   For the fiscal year ended December 31, 2002



                         Commission file number 0-11521


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                             SCT 401(k) SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
                               4 Country View Road
                                Malvern, PA 19355

                             SCT 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

The following financial statements and exhibits are filed as part of this report:

(a) Item 4 - Financial Statements

         Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

         Statements of Assets Available for Benefits,
            December 31, 2002 and 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

         Statements of Changes in Assets Available for Benefits,
            for the years ended December 31, 2002 and 2001  . . . . . . . . . . . . . . . . . . . . . .   3

         Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

         Supplemental Schedule
                  Schedule H Line 4i- Schedule of Assets (Held at End of Year). . . . . . . . . . . . .   10

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

(b) Exhibits:

         23   Consent of Independent Auditors


         99.1 Certification of Chief Executive Officer Pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002

         99.2 Certification of Chief Financial Officer Pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002


Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                         Report of Independent Auditors

Plan Administrator
SCT 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the SCT 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 28, 2003

                             SCT 401(k) Savings Plan

                   Statements of Assets Available for Benefits



                                                          December 31
                                                     2002             2001
                                                  -----------      -----------
Assets
Investments:
   Registered investment companies                $71,122,006      $81,189,706
   Common stock                                    12,584,625       13,484,378
   Participant loans                                1,590,027        1,916,595
                                                  -----------      -----------
Total investments                                  85,296,658       96,590,679

Receivables:
   Participant contributions                          734,062          686,949
   Employer contribution                              240,254          318,898
                                                  -----------      -----------
Total receivables                                     974,316        1,005,847
                                                  -----------      -----------
Assets available for benefits                     $86,270,974      $97,596,526
                                                  ===========      ===========


See accompanying notes.

                                     SCT 401(k) Savings Plan

                      Statements of Changes in Assets Available for Benefits

                                                                       Year ended December 31
                                                                         2002          2001
                                                                     ------------   ------------
Additions:
   Investment income:
    Interest and dividends                                           $  1,301,279   $  2,113,038

   Contributions:
    Participants                                                       10,927,534     12,542,005
    Employer                                                            3,000,891      2,029,940
                                                                     ------------   ------------
                                                                       13,928,425     14,571,945
                                                                     ------------   ------------
Total additions                                                        15,229,704     16,684,983

Deductions:
   Net depreciation in fair value of investments                       17,351,266     13,141,500
   Benefits paid to participants                                        9,203,990      8,576,208
   Transfers out of the plan                                                    -     15,602,617
                                                                     ------------   ------------
Total deductions                                                       26,555,256     37,320,325
                                                                     ------------   ------------

Net decrease                                                          (11,325,552)   (20,635,342)

Assets available for benefits at beginning of year                     97,596,526    118,231,868
                                                                     ------------   ------------
Assets available for benefits at end of year                         $ 86,270,974   $ 97,596,526
                                                                     ============   ============


See accompanying notes.

                             SCT 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2002

1.   Description of Plan

The following description of the SCT 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, contributory savings plan covering all salaried, clerical, and hourly employees of Systems & Computer Technology Corporation (the Company) who are age 19 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In June 2001, the Company sold its Global Government Systems (GGS) business. In connection with this sale, $15,602,617 of participant accounts were transferred to the acquirer's 401(k) plan during 2001. Before the transfer, all participants who were employed by GGS became fully vested in their account balances.

The Company amended and restated the Plan document effective January 1, 2002. Certain provisions that could not be implemented retroactively became effective July 1, 2002. The Plan's management does not believe that the amendment and restatement will have a significant effect on the Plan's net assets.

Contributions

Effective July 1, 2002, participants may contribute up to 60 percent of their pre-tax annual compensation, as defined in the Plan. Prior to that date, participants could contribute up to 18 percent of their pre-tax compensation, as so defined. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

                             SCT 401(k) Savings Plan

1.   Description of Plan (continued)

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Until July 1, 2002, 50 percent of the Company's matching contribution was invested in the Company's common stock, with the remaining portion directed by the participant. Effective July 1, 2002, participants may direct 100 percent of the Company's matching contribution (whether such matching contribution was made on or before July 1, 2002 or thereafter) into the various investment options offered by the Plan, although the Company's contribution is initially invested in Company stock. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, earnings based on the participant's investment elections and allocations of the Company's contributions. Forfeited balances of terminated participants' nonvested accounts are placed in a cash reserve account to be used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service, upon normal or early retirement or in the event of death or disability.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6 percent to 12 percent, which are commensurate with the prime commercial lending rate in effect when the loans were initiated. Principal and interest are paid ratably through payroll deductions.

                             SCT 401(k) Savings Plan

1.   Description of Plan (continued)

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account. Partial withdrawals are also permitted for participants meeting hardship requirements or who have reached age 59 1/2.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $49,000 and $92,000, respectively. These accounts are used to reduce future employer contributions. Also, in 2002 and 2001, employer contributions were reduced by $296,000 and $1,936,000, respectively, from forfeited nonvested accounts.

Administrative Expenses

Although not obligated to do so, the Company has paid all plan expenses during 2002 and 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

2.   Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at the last reported sales price on the last business day of the year. Participant loans are valued at the outstanding loan balance at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Company's common stock is purchased at the market price at the time of acquisition.

                             SCT 401(k) Savings Plan

2.   Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. Amounts processed and approved for payment prior to year-end but not yet paid at December 31, 2002 and 2001 were $0 and $196,269, respectively.

3.   Investments

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                           December 31
                                                       2002          2001
                                                    -----------  ------------

Systems & Computer Technology Corporation
 common stock *                                     $12,584,625   $13,484,378

Shares of registered investment companies:
   Fidelity Investments:
    Managed Income Portfolio                          6,299,870     5,654,763
    Intermediate Bond Fund                            6,482,110     4,812,707
    Equity Income Fund                               10,998,433    13,374,012
    Magellan Fund                                    21,027,886    28,552,783
    Disciplined Equity Fund                           4,495,693     5,512,822
    Growth Company Fund                               4,459,860     5,875,111


* Majority is non participant-directed in 2001.

                             SCT 401(k) Savings Plan

3.   Investments (continued)

During 2002 and 2001, the Plan's investments (including investments bought, sold, or held during the year) depreciated in value as follows:

                                                                      Year ended December 31
                                                                        2002         2001
                                                                    --------------------------
Net depreciation in fair value of investments as
  determined by quoted market price:
   Common stock                                                     $ (2,279,171) $ (1,673,585)
   Registered investment companies                                   (15,072,095)  (11,467,915)
                                                                    --------------------------
                                                                    $(17,351,266) $(13,141,500)
                                                                    ==========================


4.   Non Participant-Directed Investments

The only non participant-directed investment is in Company common stock. However, effective July 1, 2002, the Company match contribution is initially made in Company common stock but participants may subsequently direct their portion of the Company match contribution (whether such Company match contribution was made on or before July 1, 2002 or thereafter) into various investment options offered by the Plan. The administrator does not track the amount of Company common stock that is participant-directed and non participant-directed. The amounts presented below represent the total assets and changes in assets in Company common stock.

                             SCT 401(k) Savings Plan

                                                                            December 31
                                                                         2002          2001
                                                                     --------------------------
Assets
Investment at fair value based on quoted market price:
   Systems & Computer Technology Corporation Common Stock            $ 12,584,625   $13,484,378
Contributions receivable                                                  188,825       233,323
                                                                     ------------   -----------
                                                                     $ 12,773,450   $13,717,701
                                                                     ============   ===========

Changes in assets:
   Net depreciation in fair value of investment                      $ (2,279,171)  $(1,673,585)
   Contributions                                                        2,605,193     3,221,095
   Benefits paid to participants                                         (926,560)   (1,209,255)
   Amounts transferred out of the Plan                                          -    (2,533,582)
   Interfund transfers, net                                              (354,778)      (75,626)
                                                                     ------------   -----------
                                                                     $   (955,316)  $(2,270,953)
                                                                     =============  ===========

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                              Supplemental Schedule

                             SCT 401(k) Savings Plan
                           EIN: 23-1701520 Plan: 56508

                              Schedule H, Line 4i -
                    Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                Description of investment,
                                                 including maturity date,
       Identity of issue, borrower,           rate of interest, collateral,                          Current
         lessor, or similar party                 par, or maturity value              Cost            value
--------------------------------------------------------------------------------------------------------------
*Systems & Computer Technology
   Corporation:
    Common stock                           Common stock                           $ 17,321,507     $12,584,625
*Fidelity Investments:
    Cash reserves                          Registered investment company                **           3,507,398
    Managed Income Portfolio               Registered investment company                **           6,299,870
    Intermediate Bond Fund                 Registered investment company                **           6,482,110
    Equity Income Fund                     Registered investment company                **          10,998,433
    Magellan Fund                          Registered investment company                **          21,027,886
    Disciplined Equity Fund                Registered investment company                **           4,495,693
    Worldwide Fund                         Registered investment company                **           2,624,224
    Puritan Fund                           Registered investment company                **           1,658,289
    Growth Company Fund                    Registered investment company                **           4,459,860
    PBHG Emerging Growth Fund              Registered investment company                **             845,894
    Founders Growth Fund                   Registered investment company                **           1,230,890
    Contrafund                             Registered investment company                **           3,018,254
    Templeton Foreign Fund I               Registered investment company                **             889,798
    Freedom Income Fund                    Registered investment company                **             228,899
    Freedom 2000 Fund                      Registered investment company                **             296,041
    Freedom 2010 Fund                      Registered investment company                **             973,583
    Freedom 2020 Fund                      Registered investment company                **           1,049,790
    Freedom 2030 Fund                      Registered investment company                **             964,352
    Freedom 2040 Fund                      Registered investment company                **              70,742
*Participant loans                         Interest rates ranging from 6% to
                                             12%                                        **           1,590,027
                                                                                                   -----------
                                                                                                   $85,296,658
                                                                                                   ===========

*  Indicates party-in-interest to the Plan.
** Cost is not required for participant-directed investments.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            SCT 401(k) SAVINGS PLAN


Date:       06/27/03                        By: /s/ Eric Haskell
                                               ---------------------------------
                                            Eric Haskell
                                            Executive Vice President - Finance &
                                            Administration, Treasurer and
                                            Chief Financial Officer